UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission file number: 0-50790

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Mr. Shmuel Rosenblum, a partner at the Israeli certified public accountants firm of Rosenblum-Holtzman, who served as the internal auditor of Vuance Ltd. (the “Company”) terminated his office as internal auditor as of July 24, 2008. This firm has performed the internal auditing function for the Company (initially by another partner of the firm, Mr. Gali Gana) since August 2005, and ,in the past year, also provided Sarbanes Oxley compliance services for the Company. The Company received a letter from Mr. Rosenblum explaining that his decision to resign from the office of internal auditor was not based on any reportable events, adverse findings or disagreements with the Company’s management, but solely on his objective difficulty in implementing the internal audit function, mainly due to the fact that, following the Company’s recent corporate acquisitions and the headquarters relocation to the United States, the majority of the Company’s operations and key office holders are presently based in the United States. The letter further indicated that Rosenblum-Holtzman is willing to continue to provide the Company with Sarbanes Oxley compliance services. A translation of Mr. Rosenblum’s letter is attached hereto as Exhibit 99.1. To the best knowledge of the Company, the circumstances of Mr. Rosenblum’s resignation do not require specific disclosure to the Company’s shareholders. The Company’s audit committee is currently seeking to appoint a new internal auditor.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Translation of letter from Shmuel Rosenblum, dated August 5, 2008, regarding the termination of Mr. Rosenblum’s office as the Company’s internal auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VUANCE LTD.

By:	/s/ Eyal Tuchman
Name: Eyal Tuchman
Title: Chief Executive Officer

Date: August 12, 2008